Exhibit 99.3

Bank of Montreal 2023 Annual Meeting Notice and access for shareholders

You have been invited to attend BMO’s 2023 annual meeting of shareholders.

You can participate in the meeting virtually by logging on to our live webcast. You may also attend in person at our Institute for Learning (IFL), 3550 Pharmacy Avenue, Toronto, Ontario.

Please monitor our website (bmo.com/annualmeeting), and our transfer agent’s website (www.envisionreports.com/BMO2023), for updates, including in the format of our meeting due to any changes in public health guidelines.

Date and time

April 18, 2023

9:30 a.m. (Eastern time)

Webcast

Watch live at https://web.lumiagm.com/401480051

Enter password: bmo2023 (case sensitive)

In person

BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario

We’re making our 2023 management proxy circular available online this year instead of mailing it to you, following a set of rules developed by the Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions. We are also using notice and access to deliver our annual report to our beneficial shareholders.

We encourage you to get your copies right away, and to read them before you vote.

Why we’re sending you this notice

This notice tells you how to get a copy of our 2023 management proxy circular (circular) and annual report. The circular tells you what you will be voting on at the meeting, and how you can vote. We encourage you to get your copies right away.

Downloading them online is the fastest and easiest way to get copies – please see the instructions below. You can also order printed copies if you prefer.

This package also includes a proxy form or voting instruction form – you will need it to vote your shares. You’ll find instructions on the back of the form and starting on page 4 of the circular, including how to appoint someone else to be your proxyholder. To be valid, your proxy voting instructions must be received no later than 5:00pm (ET) on April 14, 2023 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to download a copy of the circular and annual report

You can download the circular and annual report on our transfer agent’s website (www.envisionreports.com/BMO2023), on our website (bmo.com/annualmeeting) or on SEDAR (www.sedar.com).

How to get printed copies

If you prefer to have printed copies of the circular and/or annual report and plan to vote at this year’s meeting, call or send an email following the instructions below. We estimate that you must make your request by no later than 5:00 p.m. (Eastern time) on April 7, 2023 (or if the meeting is adjourned, seven business days before it is reconvened). Copies will be sent to you free of charge within three business days of receiving your request.

1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America) Enter the 15-digit control number as indicated on your form of proxy or voting instruction form.

Send an email: service@computershare.com Include your 15-digit control number on your proxy form or voting instruction form.

If you would like printed copies of the circular and/or annual report on or after the date of meeting, call either of the numbers above any time up to one year from the circular was filed on SEDAR. A free printed copy will be sent to you within 10 calendar days after receiving your request.

Bank of Montreal 2023 Annual Meeting Notice and access for shareholders

2023 meeting agenda

The following items will be covered at the meeting.	Where to read about it in the circular

1. Receive BMO’s consolidated financial statements for the year ended October 31, 2022 and the auditors’ report	page 2

2. Elect the board of directors	page 2

3. Appoint the auditors	page 2

4. Vote (on an advisory basis) on our approach to executive compensation	page 3

5. Consider the shareholder proposals to be voted on, where properly introduced at the meeting	page 3

You will also consider any other business that is properly brought before the meeting.

Questions? If you have questions about notice and access or need help getting a copy of the circular, call: • 1-866-964-0492

Check in regularly for information updates

Updates on how to vote and participate at the meeting will be posted on our transfer agent’s website (www.envisionreports.com/BMO2023), on our website
(bmo.com/annualmeeting), and on SEDAR (www.sedar.com).

How to vote

Please see the voting instructions starting on page 4 of the circular for detailed information about voting.

You can vote in advance by submitting your proxy or voting instruction form, or vote in real-time at the virtual meeting or in person. Voting using the form you received is the easiest way to vote.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your form, signing it, and sending it to Computershare.

Provide your voting instructions online by going to www.investorvote.com and following the instructions

Call 1-866-732-VOTE (8683) (toll-free)

Mail your signed form in the envelope provided (or mail it to Bank of Montreal, c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1)

or

Fax your signed form to 1-866-249-7775 (toll-free in Canada and the United States) 1-416-263-9524 (outside North America)

You will need your 15-digit control number on your form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. Computershare must receive your voting instructions by no later than 5:00 p.m. (Eastern time) on April 14, 2023 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the virtual meeting

To vote at the virtual meeting:

•	Log in online at https://web.lumiagm.com/401480051. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 15-digit control number on your proxy form (your username)
•	Enter your password: bmo2023 (case sensitive).
•	Follow the instructions to access the meeting, and vote when prompted.

How to vote in person

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

How to change your vote

If you change your mind after you’ve voted in advance, you must deliver a signed written notice changing your instructions to one of the following:

•	our Corporate Secretary before 5:00 p.m. (Eastern time) on April 14, 2023 (or if the meeting is adjourned, the second last business day before it is reconvened) at the address or email in the circular
•	the Chair of the Board before the meeting starts or any adjourned meeting reconvenes.

You can also change your vote by voting at the virtual meeting or in person (see the instructions above).